Mail Stop 6010

May 30, 2007

Mr. Kenneth Joyce
Chief Financial, Chief Accounting Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248

> **Re: Amkor Technology, Inc.**
> **Form 10-K for year ended December 31, 2006**
> **Filed February 26, 2007**
> **Form 10-K/A for year ended December 31, 2005**
> **Filed October 6, 2006**
> **File No. 000-29472**

Dear Mr. Joyce:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant